Filed by Radian Group Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Companies:
Radian Group Inc.
(Commission File No. 1-11356)
MGIC Investment Corporation
(Commission File No. 1-10816)

On May 9, 2007, Radian Group Inc. issued the following news release:

1601 Market Street Philadelphia, Pennsylvania 19103-2337 800 523.1988 215 564.6600	News Release

Contact:
For investors	–	Mona Zeehandelaar – phone: 215 231.1674
email: mona.zeehandelaar@radian.biz

For the media:		Michelle Davidson – phone: 215 231.1325
cell: 215 260.6760
email: michelle.davidson@radian.biz

Courtney Robinson – phone: 215 231.1762
cell: 215 629.6880
email: courtney.robinson@radian.biz

Radian Stockholders Approve Merger of Radian Group Inc. and MGIC Investment Corporation

PHILADELPHIA, May 9, 2007 — Radian Group Inc. (NYSE: RDN), a global credit risk management company, today announced that its stockholders approved the merger of Radian and MGIC Investment Corporation (NYSE: MTG). MGIC will be holding its annual meeting tomorrow, May 10, when its stockholders will also vote on the merger.

As previously announced, the companies are expecting to complete the merger late in the third quarter or early in the fourth quarter of 2007, pending all remaining regulatory approvals.

About Radian Group Inc.

Radian Group Inc. is a global credit risk management company headquartered in Philadelphia with significant operations in both New York and London. Radian develops innovative financial solutions by applying its core mortgage credit risk expertise and structured finance capabilities to the credit enhancement needs of the capital markets worldwide, primarily through credit insurance products. The company also provides credit enhancement for public finance and other corporate and consumer assets on both a direct and reinsurance basis and holds strategic interests in active credit-based consumer asset businesses. Additional information may be found at www.radian.biz.

Additional Information about the Radian/MGIC Transaction

MGIC Investment Corporation and Radian Group Inc. have filed a joint proxy statement/prospectus and other relevant documents concerning the MGIC/Radian merger transaction with the United States Securities and Exchange Commission (the “SEC”). STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER TRANSACTION OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain these documents free of charge at the SEC’s website (http://www.sec.gov). In addition, documents filed with the SEC by MGIC are available free of charge by contacting Investor Relations at MGIC Investment Corporation, 250 East Kilbourn Avenue, Milwaukee, WI 53202. Documents filed with the SEC by Radian are available free of charge by calling Investor Relations at (215) 231-1486.

MGIC and its directors and executive officers, certain members of management and other employees are participants in the solicitation of proxies from MGIC stockholders with respect to the proposed merger transaction. Information regarding the directors and executive officers of MGIC and the interests of such participants are included in the joint proxy statement/prospectus filed with the SEC which relates to the merger transaction and MGIC’s 2007 annual meeting of stockholders—and in the other relevant documents filed with the SEC.

Forward-looking Statement

The statement made in this news release regarding completion of the merger is a “forward-looking statement” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the U.S. Private Securities Litigation Reform Act of 1995. This statement is made on the basis of management’s current views and assumptions with respect to a future event. This statement, as well as Radian’s prospects as a whole, are subject to risks and uncertainties associated with our proposed merger with MGIC, including, without limitation: our ability to complete the transaction on the proposed terms and schedule; the risk that the two companies and their businesses will not be integrated successfully; customer attrition and disruption from the transaction making it more difficult to maintain relationships with customers, employees or other business relationships; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the risk that potential sales of assets in connection with the merger may negatively impact the financial performance of the combined company; and the possibility that the merger may not be completed, whether due to the failure to receive the requisite stockholder or regulatory approvals or otherwise, which may have an adverse effect on our customers, employees and other business relationships, and may have a materially adverse impact on our financial results and prospects. For more information regarding these risks and uncertainties, as well as certain additional risks that we face, investors should refer to the risk factors detailed in Part I, Item 1A of our annual report on Form 10-K for the year ended December 31, 2006 and in the joint proxy statement/prospectus for our 2007 annual meeting. We caution you not to place undue reliance on this forward-looking statement, which is current only as of the date of this news release. Radian does not intend to, and disclaims any duty or obligation to, update or revise the forward-looking statement made in this news release to reflect new information, future events or for any other reason.

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Additional Information about the Radian/MGIC Transaction

MGIC Investment Corporation and Radian Group Inc. have filed a joint proxy statement/prospectus and other relevant documents concerning the MGIC/Radian merger transaction with the United States Securities and Exchange Commission (the “SEC”). STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER TRANSACTION OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain these documents free of charge at the SEC’s website (http://www.sec.gov). In addition, documents filed with the SEC by MGIC are available free of charge by contacting Investor Relations at MGIC Investment Corporation, 250 East Kilbourn Avenue, Milwaukee, WI 53202. Documents filed with the SEC by Radian are available free of charge by calling Investor Relations at (215) 231-1486.

MGIC and its directors and executive officers, certain members of management and other employees are participants in the solicitation of proxies from MGIC stockholders with respect to the proposed merger transaction. Information regarding the directors and executive officers of MGIC and the interests of such participants are included in the joint proxy statement/prospectus filed with the SEC which relates to the merger transaction and MGIC’s 2007 annual meeting of stockholders—and in the other relevant documents filed with the SEC.